February 25, 2009

VIA Edgar and U.S. Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3030
Washington, D.C. 20549-0306
Attn: Mr. Jay Webb and Ms. Julie Sherman

Re:	Measurement Specialties, Inc. (the “Company,” “MEAS,” “we,” or “our”) Form 10-K for the fiscal year ended March 31, 2008 Form 10-Q for the period ended December 31, 2008 File No. 001-11906

Ladies and Gentlemen:

This letter responds to the Commission’s letter to the Company, dated February 11, 2009 (the “SEC Letter”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2008 and Form 10-Q for the period ended December 31, 2008.  Set forth below is the text of each of the comments contained in the SEC Letter and the Company’s responses thereto.  The headings below correspond to the headings in the SEC Letter.

Form 10-K for the year ended March 31, 2008

Item 5.  Market for Registrant’s Common Equity and Related Stockholder Matters…, page 17

1.
We note your disclosure that the payment of dividends is prohibited under your agreement with General Electric Capital Corporation.  In an appropriate location in your future filings, please also disclose any restrictions the referenced agreement places on your ability to repurchase shares of your common stock.

Response:

The Company will disclose in future filings the restrictions the referenced credit agreement places on the Company’s ability to repurchase shares of our common stock.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Summary, page 20

2.
We see that you have disclosed the non-GAAP measure “free cash flow” in Management’s Discussion and Analysis.  Please tell us why you believe the disclosure of this non-GAAP measure is appropriate based on the guidance of Item 10(e)(1) of Regulation S-K and why you believe you have complied with all disclosure requirements of Item 10(e) in this filing.  Also, note the guidance at Question 12 in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 requires disclosure of all three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented.  Please consider the matters outlined in this comment when preparing your future filings.

Response:

The Company believes free cash flow is important to investors as it provides useful information about the amount of cash generated by the business after the purchase of property, buildings and equipment, which can then be used to, among other things, invest in the Company’s business, make strategic acquisitions and strengthen the balance sheet, and because it is a significant measure that is often used in determining a company’s enterprise value in our industry.  Management uses free cash flow as a measure to evaluate and monitor the ongoing financial performance of our operations.

The Company believed the referenced disclosure in our Form 10-K complied with the requirements of Item 10(e)(1) of Regulation S-K, as the Company’s calculation of free cash flow was clearly explained, the most directly comparable GAAP measure was presented with equal or greater prominence, a quantitative reconciliation to free cash flow to such GAAP measure was included in the disclosure, and the Company included a statement of why it believed that presentation of the Company’s free cash flow provided useful information to investors.  However, in future filings in which free cash flow is disclosed, the Company will expand and clarify its disclosure of the reasons it believes such non-GAAP measure provides useful information to investors and will disclose, to the extent material, the additional purposes, if any, for which management uses free cash flow.  In addition, in future filings the Company will disclose all three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented.

Item 11.  Executive Compensation, page 38

3.
We refer to the disclosure under the caption “Annual Incentive Compensation” beginning on page 28 of the proxy statement that you have incorporated by reference into your 10-K.  It appears that the amounts paid to your named executive officers as bonuses under your 2008 Management Variable Compensation Plan should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K.  Please provide such disclosure in future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.

Response:

In future filings, the Company will disclose amounts paid as bonuses under plans substantially similar to the 2008 Management Variable Compensation Plan under the caption "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in accordance with Item 402(c)(2)(vii) of Regulation S-K, and applicable amounts related to those awards will be disclosed in the "Grant of Plan Based Awards" table in accordance with Item 402(d)(2)(iii) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-1

4.
We see this statement discloses “total operating expenses” for the periods presented rather than separately presenting each material component of such expenses.  Tell us your consideration of the guidance at Rule 5-03(b) of Regulation S-X and revise future filings as necessary based on our comment.  When preparing future filings please also note SAB 107 requires the income statement to present expenses related to share based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Response:  The Company has considered the guidance under Rule 5-03(b) of Regulation S-X, specifically caption 4, Selling, general and administrative expenses, for separate presentation of each material component of total operating expenses on the face of the income statement.  No items were disclosed separately, because such items were considered normally inclusive of caption 4.  Additionally, in future filings, the Company will revise the caption title from “Total operating expenses” to “Selling, general and administrative expenses”.  If compensation expense is presented separately on the income statement in future filings, the Company will present expenses related to share based payment arrangements in the same line or lines as cash compensation.

Note 2.  Summary of Significant Accounting Policies, page F-7

(p) Revenue Recognition, page F-11

5.
We note that your revenue recognition policy is generally a reiteration of the four revenue recognition criteria outlined in SAB 104.  Please revise your disclosure in future filings to specifically tell investors when you recognize revenue based on this guidance.  For example, disclose when you determine delivery has taken place, and at what point you recognize revenue related to your products.  To the extent that the policy differs among customer categories, make your disclosure product line specific.  Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e., OEMs and end users.  Also, if the policies vary in different parts of the world those differences should be discussed.  Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates and price protection or similar privileges and how these impact your revenue recognition.

Response:  When disclosing its revenue recognition policy in future filings, the Company will specifically include disclosure of when we determine delivery has taken place and at what point we recognize revenue, as well as differences, to the extent they are significant, between geographic locations and among customer categories, and related details of how discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates and price protection or similar privileges impact revenue recognition.

6.
In this regard, we also noted you have included revenue recognition as a critical accounting policy and the related disclosure appears to be the same as your footnote disclosure.  When preparing future filings consider enhanced discussion and analysis of your critical accounting estimates and assumptions related to revenue recognition that supplements, but does not duplicate the description of your accounting policy that is included in the footnotes and present your analysis of the uncertainties involved in applying the guidance of SAB 104.  We refer you to SEC Release Number 33-8350.

Response:  The Company will include in future filings enhanced discussion and analysis of the Company’s critical accounting estimates and assumptions related to revenue recognition that supplements, but does not duplicate the description of the Company’s accounting policy that is included in the footnotes.  We also will present our analysis of the uncertainties involved in applying the guidance of SAB 104 and SEC release Number 33-8350.

Note 16.  Segment Information, page F-34

7.
We see from your disclosure herein and on page 8 that you have only one reportable segment but effective fiscal 2008 you organized product families into three business “Groups” with each Group having the responsibility for sales, engineering, operations and customer service of their respective products.  Further, we see that each Group has an overall Group Vice President that has been assigned overall strategic and profit/loss responsibility.  Please respond to the following:

•	Please tell us your consideration as to why these Groups do not represent operating segments as discussed in paragraphs 10-15 of SFAS 131.
•
Please also tell us your consideration of paragraph 37 of SFAS 131 which requires companies to report revenues from external customers for each product or service unless it is impracticable to do so.  Since it appears that your Groups are based upon your products, please tell us why your filing does not include the referenced disclosures.  Revise future filings as necessary to address our concerns.

Response:  In considering the Company’s three business groups under paragraphs 10-15 of SFAS 131, the Company has three operating segments; however, these operating segments are aggregated into a single reportable segment in accordance with paragraph 17 of SFAS 131.

For purposes of evaluating similar economic characteristics of a component of an operating segment, the criteria for aggregation in Paragraph 17 of SFAS  131 are:

•	The nature of the products and services,
•	The nature of the production process,
•	The type or class of customer for the products or services,
•	The methods used to distribute products and provide services, and
•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The last item listed above, the nature of the regulatory environment, is not applicable to the Company.

Based on a qualitative and quantitative evaluation, the Company concluded that the three business groups meet each of the applicable aggregation criteria.  This includes consideration of similar economic characteristics, similar applications and customers, similar nature of production and sales, and similar methods used for distribution and service.

All our product lines are of the same (not just similar) nature of sensors-based product,  which are devices, sense elements and transducers that convert mechanical information into a proportionate electronic signal for display, processing, interpretation or control.  There is similarity of products in that they all share certain common base technologies.

All of the groups have similar production process.  Many of our sites support multiple products, from across the three business groups.  Because of these commonalities, we are able to shift certain products and production between sites.  A number of our technical staff have worked and still participate on projects within the different business groups because of the similarities of products and applications.

Our sensors within the business groups are used for the same industries, including automotive, medical, consumer, military/aerospace and industrial applications.  For all three business groups, we are a supplier to OEMs and as such, the methods used to distribute products and provide services are very much consistent.  Moreover, our products share the same shipping department and are normally shipped by the same method (i.e., air freight).  From time to time we have bundled products together, and we currently plan to combine certain products together, such as humidity and temperature sensors in automotive applications.  The analysis of similar economic characteristics is further supported by the shared customers and vendors within each business group.

All of the three business groups have similar economic characteristics, including similar expected long-term gross margins and operating margins (defined as operating profits divided by net sales).  Careful consideration was given to what financial measurement would be utilized for this analysis.  Operating margins were considered an appropriate financial measurement for evaluating economic characteristics because, among other things, they are a statistic the Company and analysts have consistently used in measuring our financial performance.

With regard to your comment concerning paragraph 37 of SFAS 131, which requires reporting of the revenues from external customers for each product and service or each group of similar products and services, since the Company considers all of our products to be the same in nature (i.e. sales of sensor products), we believe there is no requirement for separate disclosure of sales by Group.

Form 10-Q for the quarterly period ended December 31, 2008

Item 6.  Exhibits, page 31

8.
We note from your Exhibit Index that you entered into amendments to your credit agreement on October 24, 2008 and January 29, 2009.  Please provide us with your analysis as to why you were not required to file current reports on Form 8-K reporting such events.  Refer to Item 1.01 of Form 8-K.

Response:

We concluded that we were not required to file current reports on Form 8-K reporting the amendments to our credit agreement that we entered into on October 24, 2008 (the "Fifth Amendment") and January 29, 2009 (the "Sixth Amendment") because the amendments were not material to us.  We reached that conclusion because our rights and obligations under the credit agreement were not materially altered by the Fifth Amendment or the Sixth Amendment, as further discussed below.

The Fifth Amendment clarified how a pre-existing negative covenant in our credit agreement would be applied to future intellectual property license opportunities. Specifically, the Fifth Amendment clarifies that the consent of the lenders under our credit agreement is not required in order for us to consummate non-exclusive licenses of our intellectual property to any licensee, or exclusive licenses of our intellectual property to other members of our group of companies. This did not constitute a material change to our rights or obligations, as we were previously subject to restrictions on the transfer or dispositions of properties or assets that was only clarified by the Fifth Amendment.

The Sixth Amendment clarified language in our credit agreement related to use of existing cash assets prior to drawing from our revolver to consummate acquisitions where one of our foreign subsidiaries is the acquirer. Prior to the Sixth Amendment, our credit agreement was unclear as to whether we were required to use existing cash assets from all of our foreign subsidiaries before drawing on our revolver or only the cash assets of the foreign subsidiary consummating the acquisition. The Sixth Amendment clarifies that prior to drawing from our revolver to support the consummation of an acquisition without the consent of the lenders and where one of our foreign subsidiaries is the acquirer, we need only use the cash assets of the particular foreign subsidiary consummating the acquisition. The Sixth Amendment further clarifies that the working capital needs of the foreign subsidiary can be deducted from the amount of cash the foreign subsidiary must commit to the acquisition before drawing the balance from the revolver. As part of the Sixth Amendment, we further agreed that we would not repay intercompany indebtedness or trade payables to our foreign subsidiaries unless we would have $2 million of availability under our revolver and no default under the credit agreement would be occurring after such repayment. The Sixth Amendment also clarified that the definition of EBITDA in the Sixth Amendment permits certain one-time severance costs to be added back in order to calculate EBITDA. We concluded that none of the foregoing amendments to the credit agreement made by the Sixth Amendment materially altered our rights or obligations under the credit agreement.

In connection with the Company’s responses above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (757) 766-4224.

Sincerely,

Mark Thomson
Chief Financial Officer

CC:	Mr. Andre Evans, KPMG LLP
Mr. Daniel P. Rollman, DLA Piper LLP (US)

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